FOIA Confidential Treatment Requested by Citigroup Inc.

John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

May 18, 2010

VIA EDGAR CORRESPONDENCE

Kevin W. Vaughn

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:                           Citigroup Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 001-09924

Dear Mr. Vaughn:

Enhancement of the overall disclosures in filings by Citigroup Inc. (“Citigroup,” the “Company,” or “we”) is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all our filings.  This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated April 30, 2010.

CITI B-1

FOIA Confidential Treatment Requested by Citigroup Inc.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for Fiscal Year Ended December 31, 2009

Repayment of TARP and exit from Loss-Sharing Agreement: Common and Preferred Stock Activities, page 7

1. We note that on December 23, 2009, you prepaid the $20 billion of TARP trust preferred securities held by the U.S. Treasury, and exited the loss-sharing agreement.  Please disclose in future filings the extent to which you retain any continuing obligations to the Federal Government due to the fact that the related warrants are still outstanding.  For example, disclose the extent to which you continue to provide reports regarding your financial condition or continue to be subject to executive compensation rules, etc.  Additionally,  please disclose any impact the repayment is expected to have on your liquidity.

As set forth below, Citigroup believes that it has provided, and it will continue to provide so long as applicable, appropriate disclosure in its periodic reports and proxy statements (and/or information statements) filed under the Securities Exchange Act of 1934 (and, to the extent applicable, registration statements and prospectus supplements filed under the Securities Act of 1933) regarding the material restrictions or obligations relating to the U.S. government’s continuing ownership of Citigroup’s common stock, trust preferred securities and/or warrants.

Citigroup supplementally advises the Staff that the material ongoing restrictions and obligations arising from Citigroup’s participation in TARP and the entering into of the loss-sharing agreement primarily arise as a result of the U.S. Treasury’s continued ownership of Citigroup common stock and/or the remaining trust preferred securities held by the U.S. Treasury and FDIC.  While there are certain compliance and/or monitoring of covenants requirements associated with the three warrants remaining outstanding, these same requirements exist for so long as the U.S. government continues to hold Citigroup common stock and/or trust preferred securities.  The outstanding warrants by themselves do not subject Citigroup to material ongoing restrictions or obligations.

Citigroup is party to several agreements with the U.S. government, all of which are publicly filed. In addition, Citigroup continues to be subject to certain executive compensation restrictions within the Emergency Economic Stabilization Act of 2008, as amended (“EESA”). Certain of the restrictions and obligations under the agreements with the U.S. government and EESA, such as the requirement to implement internal controls to account for the use of the $20 billion of TARP funds invested in December 2008 to track compliance with requirements for use of such funds and to obtain the approval of the Special Master for TARP Executive Compensation for the compensation arrangements of certain executives and key employees, respectively, have either expired or have terminated with the repayment of such funds.  Other of the restrictions and obligations are ongoing, such as (i) restrictions on Citigroup’s ability to pay dividends or

CITI B-2

FOIA Confidential Treatment Requested by Citigroup Inc.

repurchase certain Citigroup securities, and (ii) certain restrictions relating to executive compensation.

The restrictions on Citigroup’s ability to pay dividends as well as to repurchase certain Citigroup securities are disclosed several places throughout the 2009 Annual Report on Form 10-K (“2009 Form 10-K”), including without limitation on pages 43, 46, 259, 267 and 268.  Citigroup’s requirement to comply with certain executive compensation restrictions, some of which continue to apply, is referenced in the Risk Factors on page 57 of Citigroup’s 2009 Form 10-K and, more specifically, is disclosed in detail beginning on page 48 of Citigroup’s 2010 proxy statement filed with the SEC on March 12, 2010 (see in particular pages 52, 53, 55, 59, 61, 78 and 80) and such disclosure is incorporated by reference into the 2009 Form 10-K.

While there are additional restrictions within the agreements with the U.S. government, including for example Citigroup’s obligation to maintain bank holding company status or to comply with the Employ American Workers Act, Citigroup does not believe these restrictions and obligations are material and, as a result, specific disclosure about them in Citigroup’s future filings would not be meaningful.

Of course, as the Staff is likely aware, Citigroup has ongoing discussions and informational exchanges with its regulators and the U.S. Treasury with respect to its financial condition and other aspects of its business.

The TARP repayment in December 2009 did not have, and Citigroup does not believe it will have, a material impact on Citigroup’s liquidity due in part to the $20.5 billion raised at the time of the TARP repayment through the issuance in the public markets of common stock and mandatorily convertible equity securities, but also due to Citigroup’s current liquidity position and resources, as described beginning on page 48 of Citigroup’s 2009 Form 10-K.

Managing Global Risk

Credit Risk, page 63

2. Please tell us and revise your future filings to disclose the extent to which you have performed any commercial or commercial real estate workouts.  Please also specifically address whether you have restructured an existing loan into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these or other types or commercial or CRE workouts, please provide us with and revise your future filings to disclose the following:

For purposes of responding to this question, we have focused on the following populations of commercial and commercial real estate (“CRE”) loans as workout transactions: (1) commercial and CRE loans that were rated “Substandard Non-Performing” (pursuant to the Company’s risk policy, as described below) or worse that have been renegotiated or modified and now have an upgraded risk rating and accrual status, (2) commercial and CRE loans that were renegotiated or

CITI B-3

FOIA Confidential Treatment Requested by Citigroup Inc.

modified pursuant to a troubled debt restructuring (“TDR”) and now have accrual status, or (3) commercial and CRE loans that were renegotiated or modified pursuant to a TDR and now are non-accrual.

Based on the Company’s risk policy governing commercial and CRE loans, a “Substandard facility” is “inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any.  Assets so classified must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt.  They are characterized by the distinct possibility that the firm will sustain some loss if the deficiencies are not corrected.”  Further, a Substandard Non-Performing facility “has all the weaknesses of a Substandard facility with the added uncertainty of full collectability of principal and interest.”

We have considered a renegotiated or modified loan workout generally to include the following:

•                  A reduction in the stated interest rate for the remaining term of the debt

•                  An extension of the maturity date or dates

•                  Rescheduling of any of the future cash flows of the loan

•                  A reduction in the face amount or maturity amount of the debt

•                  A reduction of interest accrued at any point in the past

•                  Sale of collateral to reduce the loan’s outstanding balance

•                  A combination of the above.

In the normal course of business the Company routinely modifies commercial and CRE loans to work with borrowers and to maximize collections.  Generally, modifications are executed only if the Company obtains a benefit (as is typical in the industry) which, among other things, may include receipt of additional collateral, repayment of outstanding principal and/or reduction of unfunded commitments, or an increase in interest rate.  The modifications are situation specific to address the particulars of the loan, the borrower and the credit.  The modified loan must meet well defined criteria in order to earn a classification category upgrade and to qualify for accrual status.  In more limited circumstances, the Company may make concessions in the modification of commercial and CRE loans in an effort to maximize collections.  These TDRs include the activities listed above related to renegotiated or modified loan workouts.  The modifications in these TDRs are situation specific to address the particulars of the loan, the borrower, and the credit.  Loans subject to troubled debt restructuring must meet well defined criteria in order to earn a classification category upgrade and to qualify for accrual status.

In future filings, we will disclose the amount of renegotiated commercial and CRE loans by loan type.  In this regard, for our proposed revised disclosure, please see our response to Staff comment 5.

a.               Quantify the amount of commercial or commercial real estate loans that have been renegotiated or modified, and describe the types of modifications or work outs performed;

CITI B-4

FOIA Confidential Treatment Requested by Citigroup Inc.

Total commercial and CRE loans were approximately [***] and approximately [***], respectively at December 31, 2009.

The amount of Citigroup’s renegotiated or modified commercial and CRE loans is immaterial. Pursuant to the scope of workout transactions discussed in the first paragraph of our response above, the carrying amounts of commercial and CRE loans renegotiated or modified during 2009 that were on accrual status at December 31, 2009 are approximately [***] and [***], respectively. At December 31, 2009, the Company had approximately [***] of commercial and CRE loans that were TDRs that carry non-accrual status.   The types of modifications performed on these loans include extension of maturity, rescheduled loan payments, added collateral, coupon adjustments, commitment reductions, and assumption of control over cash collateral.

b.               Quantify the amount of loans that have been restructured using a multiple loan type or workout strategy in each period presented;

The Company rarely uses a multiple loan type of workout strategy.  Citigroup had only one [***] commercial real estate loan which was restructured during 2009 into multiple loans according to an A Note/B Note structure and we do not currently anticipate increasing the volume of this type of restructured loan in the future.

c.               Discuss the benefits of each workout strategy, including the impact on interest income and credit classification;

The various workout strategies, which are situation specific, are designed to improve the Company’s recovery on the respective loans rather than to improve credit classification or to recognize interest income.  Those strategies that result in significant principal pay-downs, collateral enhancements, particularly cash collateral, and or increases in interest collections provide the most direct benefit, while those that stabilize a situation or deleverage the borrower provide less direct benefit.

d.               Discuss the general terms of the new multiple loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

As mentioned above, Citigroup had only one multiple loan restructuring during 2009. In this A Note/B Note restructuring, the loan was restructured into a senior [***] note and a [***] subordinated note.  The senior note was underwritten in accordance with our customary underwriting standards at market rates.

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

CITI B-5

FOIA Confidential Treatment Requested by Citigroup Inc.

e.               Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

In the situation described above, the [***] subordinated note was charged off upon being restructured.

f.                 Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

In the situation described above, the senior note has been classified as a TDR.  Loans are disclosed as a TDR until their subsequent repayment or charge off.

g.              Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.

In the situation described above, the senior note is on non-accrual status.  Typically, we return a loan to accrual status, post-restructuring, only if collectability of all amounts due under the terms of a restructured loan is not in doubt and there is a period, the length of which depends on the facts and circumstances but is generally six months, of satisfactory performance by the borrower (either immediately before or after the restructuring).

3. We note your disclosure that corporate non-accrual loans increased from the prior year mainly due to Citigroup’s continued policy of actively moving loans into non-accrual at earlier stages of anticipated distress. Please clarify specifically the impact of this policy on the increase in non-accrual loans and clarify what types of loans this policy applies to.  Provide any trend or other information you evaluate in connection with the decision to place loans on non-accrual under this policy, for example, sales of properties related to construction loans has slowed or ceased.  Please confirm the length of time this policy has been in existence.  If this policy is not new, it appears that the increase is due to changes in the credit environment and not due to your policy.  However, if your policy or method or extent of policy enforcement was changed, please disclose the impact of this change on the allowance for loan losses and clarify how the current policy differs from your previous policies.

It has been a long-standing practice at Citigroup to evaluate corporate loans with respect to accrual or non-accrual status based upon multiple factors, including actual experience with respect to payments of interest and principal, but also a forward-looking assessment of the collectability of the loan in full.  These forward-looking assessments analyze the current and

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

CITI B-6

FOIA Confidential Treatment Requested by Citigroup Inc.

projected financial performance of the borrower, sustainability of the borrower’s ability to service obligations in its capital structure, including upcoming debt maturities as well as collateral valuations.  In the event that this analysis demonstrates that collectability of the loan in full is doubtful, then, on a judgmental, case-by-case basis, Citigroup will elect to place the loan on non-accrual status, even if current payments are being made in accordance with the terms of the loan.  In addition, if interest or principal repayments are 90 days or more past due (180 days for sovereigns), or the obligation is classified “Doubtful” (collection or liquidation in full is highly questionable) or worse, the loan must be placed on non-accrual status.

Citigroup has not recently changed its policy on the evaluation of corporate loans with respect to accrual or non-accrual status (as the Staff notes, our disclosure on pages 63 and 66 of the 2009 Form 10-K references Citigroup’s “continued” policy). Thus, the increase in Citigroup’s corporate non-accrual loans in 2008 and 2009 is not due to changes in our policy or method or the extent of policy enforcement.

Rather, two primary factors contributed to the increase in Citigroup’s corporate non-accrual loans in 2008 and 2009.  A substantial amount of the increase in the fourth quarter of 2008, approximately [***], resulted from re-categorizing unsold leveraged loans from held-for-sale to held-for-investment accounting treatment.  Upon the placement of these re-categorized loans into held-for-investment accounting treatment, an assessment of the full collectability of the loan was performed, and in certain instances non-accrual status was determined, even though in many cases current payments were being made in accordance with the terms of the loan.  Additionally, as the Staff notes, the weakening credit environment, particularly for certain borrowers in the commercial real estate sector, as well as certain borrowers who had completed leveraged loan transactions in 2006-2007, contributed to the increase in Citigroup’s corporate non-accrual loans during 2009.

In all of these cases, Citigroup followed its long-standing practice of evaluating corporate loans both from the perspective of actual current payment experience, as well as the forward-looking assessment process described above. To the extent we reference this practice in future filings, Citigroup will clarify specifically the impact of this practice on the non-accrual loan balances.

Non-Accrual Assets, page 66

4. We note your revised disclosure in the footnotes to your tabular disclosures on page 67 in response to our prior comment 6 from our letter dated January 29, 2010 related to your Form 8-K filed January 19, 2010.  In order to promote transparency and clarity in your disclosures please revise this disclosure in future filings to clarify the following:

a.               The amount of the allowance for credit card and purchased distressed loans included in your total allowance for loan losses balances presented; and

In response to the Staff’s comment, we included, on page 48 of the first quarter 2010 Quarterly Report on Form 10-Q (“1Q 2010 Form 10-Q”), a breakdown of the

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

CITI B-7

FOIA Confidential Treatment Requested by Citigroup Inc.

allowance between consumer and corporate loans and the amount included in the consumer allowance related to credit cards as of March 31, 2010, which was $21.7 billion.   We did not separately disclose the amount of the allowance related to purchased distressed loans, as neither the total balance of these loans, $804 million as of March 31, 2010 (which is disclosed in a footnote to the non-accrual loans table on page 47 of the 1Q 2010 Form 10-Q), nor the related allowance is material.

b.               The amount of credit card balances and purchased distressed loans excluded from the non-accrual loans balance presented.

In response to the Staff’s comment, in the introduction to the non-accrual loan tables on page 47 of the 1Q 2010 Form 10-Q, we have clarified that, since credit card balances are generally not placed on a non-accrual status, the non-accrual balances do not include amounts related to credit cards.  North America credit card loans are not included in the non-accrual loans table since Citigroup continues to accrue interest until they are written off, generally at 180 days past due.  In addition, on page 47 of the 1Q 2010 Form 10-Q, we included in a footnote to the non-accrual loans table the total amount, $804 million as of March 31, 2010, of purchased distressed loans and the reason for their exclusion, which is that they are generally performing and accreting interest.

Renegotiated Loans, page 67

5. Given your activity in loan modification programs for multiple types of loans, please revise this table in future filings to disclose the amount of renegotiated loans by loan type.

In future filings, we will revise the Renegotiated Loans table to disclose the amount of renegotiated loans by loan type as follows:

The following table presents loans whose terms were modified in a troubled debt restructuring.

Corporate loans (1)

In U.S. offices

Commercial and industrial

Mortgage and real estate

In offices outside the U.S.

Commercial and industrial

Mortgage and real estate

CITI B-8

FOIA Confidential Treatment Requested by Citigroup Inc.

Consumer loans (2)

In U.S. offices

Mortgage and real estate (3)

Cards

Installment and other (4)

In offices outside the U.S.

Mortgage and real estate (3)

Cards

Installment and other (4)

(1)          Includes $xxx million of non-accrual loans included in the non-accrual assets table above.

(2)          Includes $xxx million of non-accrual loans included in the non-accrual assets table above.

(3)          Includes $xx million and $xx million of commercial real estate loans in U.S. offices and in offices outside the U.S., respectively.

(4)          Includes $xx million and $xx million of commercial loans in U.S. offices and in offices outside the U.S., respectively.

Consumer Loan Modification Programs, page 72

6. We note your enhanced disclosures regarding your consumer loan modification programs here and on pages 73-80 in response to our prior comment 2 from our letter dated January 12, 2010 related to your Form 10-Q for the period ended September 30, 2009. However, we were unable to locate a quantification of the types of concessions made, including reduction in interest rates (e.g., average rate granted under each program), payment extensions (e.g., average period of extension granted under each program), forgiveness of principal, forbearance or other actions. Please revise your disclosures in future filings accordingly.

As noted in our response to Staff comment 2 in your letter dated January 12, 2010, we expanded our disclosures in our 2009 Form 10-K and our 1Q 2010 Form 10-Q to present the gross amounts of loans modified under interest rate reduction programs that provide concessions to customers in financial difficulty.  This disclosure was presented by loan type and category, as described in

CITI B-9

FOIA Confidential Treatment Requested by Citigroup Inc.

our response, and further segregated by accrual and non-accrual loans.  This information was presented separately for our short-term and long-term modification programs, excluding HAMP.

Since the predominant amount of our impaired loans is concentrated within the U.S., in our future filings, we will include a quantification of the types of concessions offered to borrowers in financial difficulty through our significant modification programs in the U.S.  Relevant statistics for these programs, including average interest rate reduction and principal forgiveness data, will be included, as outlined in the tables below and in our response to Staff comment 8.

In addition, as we have been doing, qualitative disclosures that include the significant terms of these programs will also be presented in future filings for those programs. We also intend to clarify that the main objective of the significant U.S. mortgage and real estate long-term modification programs is generally to reduce the payment burden for the borrower and improve the net present value of cash flows.  Please refer to our response to Staff comment 7 for information relating to the evaluation of the success of these programs, including re-default rates, and Staff comment 8 for information relating to our short-term modification programs.

The following text is provided as an example of the type of qualitative information that we currently intend to disclose relating to our significant U.S. residential mortgage and real estate long-term modification programs:

HAMP (started Q3 2009).  In addition to the description already provided in our disclosures relating to HAMP, we intend to state that the interest rate reduction for first mortgages under HAMP is in effect for five years and the rate then increases up to 1% per year until the interest rate cap (the lower of the original rate or the Freddie Mac Weekly Primary Mortgage Market Survey rate for a 30-year fixed rate conforming loan as of the date of the modification) is reached.  Please note that because we recently agreed to participate in the HAMP second mortgage program, we do not intend to include quantitative information for that program in the tables below until there is meaningful data to report, but will continue to include qualitative information on such programs as we did on our 1Q 2010 Form 10-Q (see page 52 of the 1Q 2010 Form 10-Q).

Citi Supplemental (started Q1 2010).  The Citi Supplemental program was designed by Citi to assist borrowers ineligible for HAMP or who become ineligible through the trial period process.  If the borrower already has less than a 31% housing debt ratio, the modification offered is an interest rate reduction (up to 2.5% with a floor rate of 4%) which is in effect for two years and the rate then increases up to 1% per year until the interest rate is at the pre-modified contractual rate.  If the borrower’s housing debt ratio is greater than 31%, the treatment steps for HAMP will be followed to achieve a 31% housing debt ratio.  This rate is in effect for two years and then increases up to 1% per year until the interest rate is at the pre-modified contractual rate.

HAMP Re-Age (started Q1 2010).  As previously disclosed, loans in the HAMP trial period are aged according to their original contractual terms, rather than the modified HAMP terms. This results in the receivable being reported as delinquent even if the reduced payments agreed to under the program are made by the borrower. Upon

CITI B-10

FOIA Confidential Treatment Requested by Citigroup Inc.

conclusion of the trial period, loans that do not qualify for a long-term modification are returned to the delinquency status in which they began their trial period. However, that delinquency status would be further deteriorated for each trial payment not made (“HAMP Re-age”). HAMP Re-age establishes a non-interest-bearing deferral based on the difference between the original contractual amounts due and the HAMP trial payments made.  Citigroup considers this re-age and deferral process to constitute a concession to a borrower in financial difficulty and therefore records the loans as TDRs upon re-age.

2nd FDIC (started Q2 2009).  The 2nd FDIC modification program guidelines were created by the FDIC for delinquent or current borrowers where default is reasonably foreseeable.  The program is designed for second mortgages and uses various concessions including interest rate reductions, non-interest-bearing principal deferral, principal forgiveness, extending maturity dates, and forgiving accrued interest and late fees.  These potential concessions are applied in a series of steps (similar to HAMP) that provides an affordable payment to the borrower (generally a combined housing payment ratio of 42%) while minimizing the cost of the modification.  The first step generally reduces the borrower’s interest rate to 2% for fixed-rate home equity loans and 0.5% for home equity lines of credit.  The interest rate reduction is in effect for the remaining term of the loan.

FHA/VA.  Loans guaranteed by the Federal Housing Administration (“FHA”) or Department of Veterans Affairs (“VA”) are modified through the normal modification process required by those respective agencies.  Borrowers must be delinquent and concessions include interest rate reductions, principal forgiveness, extending maturity dates, and forgiving accrued interest and late fees.  The interest rate reduction is in effect for the remaining loan term.

Other.  Prior to the implementation of the HAMP, Citi Supplemental and 2nd FDIC programs, Citigroup offered certain borrowers various tailored modifications, which included reducing interest rates, extending the remaining loan duration and/or waiving a portion of the remaining principal balance.  Citigroup currently believes that substantially all of its future modifications, at least in the near term, will be included in the programs mentioned above.

As noted above, we intend to include the following table in our future filings in order to provide quantitative information for loans modified under our significant U.S. long-term modification programs as of the end of the most recent period:

CITI B-11

FOIA Confidential Treatment Requested by Citigroup Inc.

			Average		Average
		Program	Interest	Average	Tenor of
	Program	Start	Rate	% payment	Modified	Deferred	Principal
Program Name	Balance	Date	Reduction	Relief	Loans	Principal	Forgiveness

We also intend to enhance our disclosure of payment deferrals that do not continue to accrue interest (extensions), which occur primarily in our U.S. residential mortgage business.

7. Additionally, please quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program.  Discuss how you consider these success metrics in your determination of the allowance for loan losses.

As noted in our response to the Staff’s comment 3 in your letter dated January 29, 2010, we expanded our disclosures on pages 73 and 78 of Citigroup’s 2009 Form 10-K and pages 53 and 58 of our 1Q 2010 Form 10-Q to provide details on the historical credit loss improvements we have experienced in our mortgage loan and credit card modification programs. We will augment this disclosure in future filings to include more specific success metrics, as available, for each significant program described under Staff comment 6 above, and describe how those metrics are considered in the determination of the allowance for loan losses.

For example, we currently intend to disclose that for our U.S. residential mortgage business, Citigroup considers various re-default metrics in analyzing the success of its U.S. residential real estate modification programs, including analyzing delinquency after modification by quarterly vintages at 30 days past due, 60 days past due, and 90 days past due. We also intend to provide historical re-default metrics by modification program and vintage.

As the Staff is likely aware, the majority of our U.S. mortgage modification programs have been implemented within the last year.  Therefore, Citigroup will only be able to provide early indications of how these more recently initiated programs are performing based on current delinquency and months since modification compared to historical programs.  Because these recent programs are more aggressive in achieving payment relief for the borrowers, early indications are that the programs are performing better than historical modifications (e.g., refer to our disclosure on page 53 of the 1Q 2010 Form 10-Q where we stated, “While still early, and while Citi continues to evaluate the impact of HAMP, Citi’s experience to date is that re-default rates are likely to be lower for HAMP modified loans as compared to non-HAMP programs”).

CITI B-12

FOIA Confidential Treatment Requested by Citigroup Inc.

Furthermore, due to the guarantee from the FHA and VA, re-default risk on loans modified under those programs has an immaterial impact on Citigroup’s financial statements.

Citigroup considers a combination of historical re-default rates, the current economic environment, and the nature of the modification program in forecasting expected cash flows in the determination of the allowance for loan losses on TDRs.  As of March 31, 2010, our re-default assumptions used in forecasting expected cash flows is generally consistent with historical re-default rates.

8. We note your disclosure regarding your short-term consumer loan modification programs, which are designed to assist borrowers that are experiencing financial difficulty. Please address the following with respect to all of your short-term programs, addressing each major program separately (i.e., short-term credit card modifications vs. short-term mortgage modifications, etc.) :

a.              Provide additional disclosure in future filings regarding the significant terms modified.  For example, provide disclosure of the average interest rate reduction and the average payment deferral period.

We will revise our future disclosures related to our U.S. short-term consumer loan modification programs designed to assist borrowers in financial difficulty to include the significant terms of each major program included therein. Average interest rate reductions, average duration of the modification, and other relevant terms will be provided.

The following is provided as an example of the type of information that we currently intend to disclose for our North America cards business:

“The North America cards business provides short-term interest rate reductions, to assist borrowers experiencing temporary hardships, through its Universal Payment Program. Under this program, a participant’s annual percentage rate (“APR”) is reduced by at least 500 basis points for a period of up to 12 months. The minimum payment is tailored to the customer’s needs, but must reduce the principal balance by a minimum of 1%. At the end of the term, the participant’s APR returns to its original rate.”

We also intend to include the following table in our future filings in order to provide quantitative information for loans modified under our significant U.S. short-term modification programs as of the end of the most recent period:

“The following table presents the amounts of gross loans modified under short-term interest rate reduction programs in the U.S. (excluding HAMP trial modifications) as of March 31, 2010.”

CITI B-13

FOIA Confidential Treatment Requested by Citigroup Inc.

			Average	Average
		Program	Interest	Time Period
	Program	Start	Rate	for
Program Name	Balance	Date	Reduction	Reduction

b.              Provide us your analysis supporting your conclusion that the concessions provided on short-term modifications are insignificant and should not be c1assified and accounted for as troubled debt restructurings.

For short-term modifications, due to the fact that the concessions granted are temporary in nature and of a short duration (12 months or less), we believe that it would not be appropriate to combine loans modified under these short-term programs with loans modified under long-term programs and reported as TDRs.

However, as noted in the Staff’s comment 8.d below, page 130 of our 2009 Form 10-K states that, “Where short-term concessions have been granted, the allowance for loan losses is calculated by the analyses described above for smaller-balance, homogeneous loans and also reflects the estimated future credit losses for those loans.” While we classified the allowance for loan losses for loans modified due to the borrower’s financial difficulties under short-term programs in our ASC 450-20 reserve, we ensured that we adequately reserved for those loans by estimating the future credit losses for those loans and reserving that amount.

Furthermore, we reviewed our ASC 450-20 allowance for loan losses for loans modified due to the borrower’s financial difficulties under short-term programs to ensure that this reserve was not materially different from that required under ASC 310-10.  As disclosed on page 44 of our 1Q 2010 Form 10-Q, in response to the Staff’s comment, we have revised the description of the allowance for loan losses for loans modified under short-term programs to state, “Where short-term concessions have been granted, the allowance for loan losses is materially consistent with the requirements of ASC-310-10-35.”

c.               Tell us whether any loan would revert back to its original terms during any temporary modification period if consecutive late payments are made or if other terms of the modified agreement are violated. To further enhance our

CITI B-14

FOIA Confidential Treatment Requested by Citigroup Inc.

understanding of this process, please provide an example with an accompanying timeline explaining what triggering events would lead to the classification of these loans as TDRs or as non-performing loans, and discuss how these events would impact the accounting for the loan as well as the classification and presentation in your Guide III data.

Real estate and mortgage loans and installment and other loans that are granted short-term interest rate reductions do not revert back to their original terms until the end of the temporary modification period. These loans would be classified as non-performing when payments are 90 days contractually past due. Classification as a TDR occurs if the loan terms are permanently changed in a subsequent modification whereby a concession is granted to a borrower who is in financial difficulty.

Credit card loans that are granted short-term interest rate reductions revert back to their original terms if the borrower misses two consecutive payments. The loan is taken out of the short-term modification population and included in the general ASC 450-20 allowance calculation. The loan would be included in the Guide III 90 days past due Still Accruing disclosure whenever it reaches that threshold.

If the loan is subsequently permanently modified and classified as a TDR, it would be reserved for under ASC 310-10. Card TDRs are included in the “Renegotiated Loans” table in accordance with Guide III disclosure requirements.

The following is a timeline that illustrates the description for Cards:

CITI B-15

FOIA Confidential Treatment Requested by Citigroup Inc.

EXAMPLE

GENERAL:

Credit card industry practice is for loans to accrue to write —off and not be reported as non-performing.

(1) Borrower reported as 30-89 days past due in Consumer Loan Delinquency Amounts and Ratios table.

(2) If borrower misses 2 consecutive payments, the reduced rate is rescinded and the loan reverts to original contractual rate.

(3) If loan ages to 90+DPD it will be reported as such in Consumer Loan Delinquency Amounts and Ratios table (Guide III data).

d.              Additionally, we note your disclosure on page 130 that where short-term concessions have been granted, “the allowance for loan losses is calculated by the analyses described above for smaller-balance homogenous loans and also reflects the estimated future credit losses for those loans.”  It appears from this disclosure

CITI B-16

FOIA Confidential Treatment Requested by Citigroup Inc.

that these loans are included in your ASC 450-20 (SFAS 5) impairment analysis. Please tell us whether there would be a material difference in your allowance for loan losses if these loans were included in your ASC 310-10 estimate.

There would not be a material difference in our allowance for loan losses if these loans were included in our ASC 310-10 estimate. Please refer to our response in Staff comment 8.b above.

9. Please clarify in future filings whether you report the loans included in the HAMP trial period as modified under short-term programs.  Please discuss, to the extent possible, the percentage of borrowers who successfully make payments during the trial period and qualify for permanent modification of terms.  Discuss how this information is incorporated into your estimation of the allowance for loan losses.

On page 52 of our 1Q 2010 Form 10-Q, we present tabular information for our short-term interest rate reduction programs in the U.S. and specifically state that this disclosure excludes HAMP trial modifications.  In future filings, the treatment of HAMP loans during the trial period will be clarified as follows:

“Loans included in the HAMP trial period are not classified as modified under short-term or long-term programs.  Instead, these loans are included in the estimate of the allowance for loan losses in our ASC 450-20 (SFAS 5) impairment analysis.  During the trial period, the loan continues to be reserved for based on the delinquency status using default rates that assume that the HAMP modification will not be successful.  As of June 30, 2010, X% of loans that entered the trial period were successfully modified under HAMP, X% were modified under the Citi Supplemental program, X% qualified for HAMP Re-age, and X% received no modification at all.”

Significant Accounting Polices and Significant Estimates

Allowance for Credit Losses, page 107

10.  Please clarify in future filings the extent to which you rely on guarantor support from financially responsible guarantors in your determination of estimated loan losses.  In this regard, please provide the following information:

We supplementally advise the Staff that Citigroup’s Institutional Clients Group (“ICG”) relies on guarantor support primarily from a borrower affiliate, owner or other related party. Our U.S. consumer residential mortgage business relies on guarantor support through the long-term standby commitments (“LTSC”) that it enters into with Fannie Mae and Freddie Mac (the government-sponsored entities, or “GSEs”).  In addition, this business originates loans that are guaranteed by the FHA and VA.  Finally, this business requires that private mortgage insurance (“PMI”) be obtained by the borrower in certain situations.

CITI B-17

FOIA Confidential Treatment Requested by Citigroup Inc.

The Company indirectly owns, through Citibank, N.A., 80% of the outstanding common stock of The Student Loan Corporation (“SLC”), which is located within the Company’s Citi Holdings business segment (Local Consumer Lending). SLC relies on guarantor support in the estimate of their loan loss reserve for loans originated under the Federal Family Education Loan (“FFEL”) Program and for the portion of their private education loans that are privately insured.  FFEL Program loan guarantees are provided by private, non-profit corporations designated to administer the Federal Family Education Loan Program (“FFELP”). If the guarantee agency is unable to meet its insurance obligation, the U.S. Department of Education is required to pay the full guaranteed amount in accordance with guarantee claim processing standards.  Certain private education loans are insured through one of three insurance companies. Quarterly due diligence is performed on these companies. Historically, SLC has been paid under all claims unless an origination/servicing issue is discovered. As the Staff is likely aware, and as we disclosed on page 127 of our 1Q 2010 Form 10-Q, on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 was signed into law, which eliminated new FFEL Program loan originations.  Effective July 1, 2010, in compliance with this regulatory change, SLC will cease originating new FFEL Program loans. This change is not anticipated to materially impact the Company’s financial statements.

a.              Disclose in detail how you evaluate the financial wherewithal of the guarantor.  Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed.

We will disclose in the future filings that for commercial and CRE loans, we evaluate the financial wherewithal of the guarantor based on net worth and cash flow statements for individual guarantors and financial statements for company guarantors.  Financial information considered includes verifiable assets, unencumbered liquid assets, current liabilities, contingent liabilities, cash flows, and earnings before interest, depreciation and amortization. This information is updated and reviewed at least annually, or more frequently when updated information is received.  In many situations, the guarantee arrangement is used to facilitate cooperation in a restructuring situation and is not a specific factor in the assessment of loan losses.  In cases where the guarantee is a factor in the assessment of loan losses, it is typically included via adjustment to the loan’s internal risk rating, which in turn is the basis for the statistically calculated estimate of losses inherent in the classifiably managed loan portfolios.

b.              Disclose how you evaluate the guarantor’s reputation and willingness to work with you and how this affects any loan loss recorded and the timing of charging-off the loan.

As we will disclose in our future filings, a guarantor’s reputation and willingness to work with Citigroup is evaluated based on our historical experience with the guarantor and our

CITI B-18

FOIA Confidential Treatment Requested by Citigroup Inc.

knowledge of the marketplace.  In cases where the guarantor’s creditworthiness is factored into our assessment of loan losses, it is typically included via adjustment of the loan’s internal risk rating, which in turn is the basis for the statistically calculated estimate of losses inherent in the classifiably managed loan portfolios.

Citigroup has entered separate LTSCs with the GSEs.  A LTSC is a structured transaction in which Citigroup transfers the credit risk of certain eligible loans to an investor in exchange for a fee.  The LTSC agreements guarantee that the GSEs will purchase covered loans at par when they become delinquent as defined in the agreements (generally 120 days past due) and, in certain instances, par plus accrued or uncollected interest.  As of March 31, 2010, real estate loans covered by these agreements totaled [***].  As the GSEs have not defaulted under this or any obligation with Citigroup, Citigroup deems the guarantor to have the financial wherewithal and willingness to comply under the LTSC agreements and reduce our estimated loan losses accordingly.

PMI is typically required any time a borrower makes a down payment of less than 20% on conventional loans.  PMI companies provide protection to lenders on a certain percentage of the loss that is incurred on such loans.  Citigroup’s Counterparty Risk Management and Global Risk Management oversee the PMI relationships for the U.S. residential mortgage business.  Quarterly due diligence is performed on the PMI companies, which includes financial statement reviews, agencies ratings checks and the review of exposure numbers.   Historically, Citigroup has been paid unless the PMI company discovers an origination/underwriting issue and issues a rescission.  Any proceeds received from the PMI company reduce the net credit loss and impact the statistics used in the estimated loan loss reserve estimates.

c.               Disclose how the guarantor’s reputation impacts your ability to seek performance under the guarantee.

Citigroup will disclose in its future filings that, for commercial loans, the guarantor’s reputation does not typically impact our decision or ability to seek performance under the guarantee.

Citigroup is an approved originator of loans guaranteed by the FHA and VA.  FHA and VA guarantor insurance is provided through government entities, which have no history of counterparty risk.  As these government entities have not defaulted under this or any obligation with Citigroup, we deem them to have the financial wherewithal and willingness to comply under the guarantor agreement and reduce our estimated loan losses accordingly.

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

CITI B-19

FOIA Confidential Treatment Requested by Citigroup Inc.

d.              Disclose how many times you have sought performance under a guarantee and discuss the extent of the successes.

For commercial and CRE loans, we typically seek performance under a guarantee by requesting additional collateral or a pay down on the outstanding loan balance.  This occurs prior to default on the loan, generally when the value of a loan’s collateral falls below specified levels and/or the financial performance of the borrower deteriorates below specified levels. For loans where the collateral is less liquid or the loan is unsecured, Citigroup will specifically seek payment from the guarantor under its contractual arrangement. This activity occurs frequently in the normal course of business and typically results in a satisfactory level of cooperation by the guarantor and a reduction in the loan exposure. In the rare event that the guarantor is unwilling or unable to perform, we pursue a legal remedy.

e.               When the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee.  Specifically, discuss the extent of your willingness to enforce the guarantee.

In the rare circumstance that an impaired commercial or CRE loan is carried at a value in excess of the appraised value due to a guarantee arrangement, we evaluate the realizable value of the guarantee based on financial information of the guarantor including verifiable assets, unencumbered liquid assets, current liabilities, contingent liabilities, cash flows, and earnings before interest, depreciation and amortization.  We also consider the guarantors’ willingness to pay, based on our historical experience and knowledge of the marketplace.  As specified above in our response to Staff comment 10.d, we seek performance on guarantee arrangements in the normal course of business.

In general, U.S. consumer residential mortgage loans are charged-off based on collateral value less cost to sell at 180 days past due or in bankruptcy at post-notification 60 days past due.  For loans with PMI or FHA/VA insurance, the calculated write-off is reduced by the estimated insurance proceeds.

Securitizations — Elimination of QSPEs and Changes in the Consolidation Model for Variable Interest Entities, page 107

11. We note your disclosure on page 108 that you intend to deconsolidate approximately $1.9 billion of collateralized debt obligations and $1.2 billion of equity-linked notes upon the adoption of SFAS 166 and 167 (ASC 860 and 810, respectively). Please provide your accounting analysis supporting why you do not believe that you have the combination of a) rights to receive benefits or obligations to absorb losses that could be potentially significant to the entity, and b) the powers to direct the activities that most significantly impact the

CITI B-20

FOIA Confidential Treatment Requested by Citigroup Inc.

economic performance of the entity that would together provide a controlling financial interest in the entity.  Additionally, please tell us whether you have used similar logic in not consolidating certain other structures upon the adoption of SFAS 167 (ASC 810), e.g., previously unconsolidated structures that were not consolidated upon adoption as a result of your above analysis.

Collateralized Debt and Loan Obligations

As disclosed in more detail on page 130 of our 1Q 2010 Form 10-Q:

Substantially all of the CDO transactions that the Company is involved with are managed by a third-party asset manager.  In general, the third-party asset manager, through its ability to purchase and sell assets or,  where the reinvestment period of a transaction has expired, the ability to sell assets, will have the power to direct the activities of the special purpose entity (“SPE”) that most significantly impact the economic performance of the SPE.  However, where a CDO has experienced an event of default, the activities of the third-party asset manager may be curtailed and certain additional rights will generally be provided to the investors in a CDO transaction, including the right to direct the liquidation of the SPE.

Where: (i) an event of default has occurred for a CDO transaction, (ii) the Company has the unilateral ability to remove the third-party asset manager without cause or liquidate the SPE, and (iii) the Company has exposure to the SPE that is potentially significant to the transaction, the Company consolidates the transaction.  In addition, where the Company is the asset manager of the CDO transaction and has exposure to the transaction that is potentially significant to the transaction, the Company consolidates the SPE.

The implementation of SFAS 167 resulted in the deconsolidation of certain synthetic and cash CDO transactions that were previously consolidated under the requirements of ASC 810 prior to the implementation of the requirements of SFAS 167. Deconsolidation occurred where the Company held a majority of the economic risks and rewards of a transaction, which required consolidation under ASC 810 prior to the implementation of the requirements of SFAS 167, but determined that it did not have the power to direct the activities of the transaction that most significantly impact its economic performance.  As stated above, the asset manager has this power and the Company does not act in this capacity.  Upon deconsolidation of these synthetic CDO transactions, the Company’s consolidated balance sheet reflects the recognition of current receivables and payables related to purchased and written credit default swaps entered into with these transactions, which had previously been eliminated in consolidation. The net impact of deconsolidation was an increase in the total assets on the Company’s Consolidated Balance Sheet of $1.9 billion.

There was no impact on opening retained earnings at January 1, 2010 from the deconsolidation of CDOs, because all of the Company’s exposures are measured at fair value with changes in fair value recognized in earnings.

CITI B-21

FOIA Confidential Treatment Requested by Citigroup Inc.

Equity-Linked Notes

Equity-linked note repackaging transactions involve the issuance of equity-linked notes by a variable interest entity (“VIE”) to third-party investors.  The proceeds from the issuance of the notes are passed on to the Company under a prepaid equity derivative.  The economic terms of the prepaid equity derivative mirror the terms of the notes.  The Company makes a secondary market in the notes, at fair value.  In practice, investors approach the Company when they want to sell their notes and exit their investment. The Company has no obligation to provide “support” to the VIE by repurchasing notes.  For certain transactions, the Company would repurchase and thus hold greater than 50% of the notes with limited expectation of future resale.  Under ASC 810 prior to the implementation of the requirements of SFAS 167, we concluded that the Company should consolidate the VIE where the Company held greater than 50% of the notes.  In those cases, the Company was deemed to hold a majority of the expected losses and expected residual returns of the VIE.

In equity-linked note transactions, there are no ongoing decisions that significantly impact the economic performance of the transaction as all key economic terms are mutually agreed at inception between the Company and the investors of the transaction.  There is often one or a small number of investors in the transaction and each investor generally has exposure that is potentially significant to the vehicle in the transaction. Where there are no ongoing decisions that significantly impact the performance of the transaction, the Company evaluates the following characteristics in determining whether the design, “sponsorship” or initial set-up of the SPE constitutes power:

•                  Does the Company set up the transaction with the input and approval of third-parties, including investors and potentially rating agencies?

•                  Is sponsorship or set-up of the transaction by the Company necessary in order to facilitate the transaction?

•                  Is the transaction set up as a way to legally allocate cash flows?

•                  Does the Company’s role change depending on the level of its economic involvement?

The Company sets up equity-linked note transactions with the input and approval of third-parties, including the investors and rating agencies. No transactions are executed without willing investors, and the key economic terms of each transaction, including the fact that the assets of the transaction will be static, are negotiated between the Company and the investors. The terms of the transaction represent a joint agreement between the Company and the investors. Therefore, there is not really one sponsor, but various parties that negotiate to arrange the desired transaction.

The sponsorship or set-up of equity-linked note transactions is necessary to arrange a framework/mechanism for the transaction. The transaction is merely set up as a way to allocate cash flows legally, but is in no way designed to provide any one party with power. The Company’s role does not change depending on the level of its economic involvement — that is, the transaction documents are the same whether or not the Company holds any of the notes issued by the VIE.

CITI B-22

FOIA Confidential Treatment Requested by Citigroup Inc.

The implementation of SFAS 167 resulted in the deconsolidation of certain equity-linked note transactions that were previously consolidated under the requirements of ASC 810 prior to the implementation of the requirements of SFAS 167.   Due to deconsolidation of these transactions, the Company’s consolidated balance sheet reflects the recognition of notes issued in connection with the transactions and held by the Company as trading assets, as well as related trading liabilities in the form of prepaid derivatives, which had previously been eliminated in consolidation.  The net impact of deconsolidation was an increase in the total assets on the Company’s consolidated balance sheet of $1.2 billion.  There was no impact on opening retained earnings at January 1, 2010, because all of the Company’s exposures related to the transactions are measured at fair value with changes in fair value recognized in earnings.

Application of CDO and Equity-Linked Note Consolidation Methodology to Other Transactions

The consolidation analysis and conclusions we reached for CDO transactions was unique to those structures and was not applied to other transactions.  The consolidation analysis and conclusions we reached for equity-linked notes transactions was applied to certain other client intermediation transactions (e.g., credit-linked notes and ReREMICs); however, we note for the Staff that, where this analysis was applied, those transactions were not previously consolidated under the requirements of ASC 810 prior to the implementation of the requirements of SFAS 167, because Citigroup did not have a majority of the expected risks and rewards in those transactions.

Representations and Warranties, page 130

12. Please revise your future filings to provide the disclosures required by paragraphs 3-5 of ASC 450-20-50 as it relates to your representations and warranties exposure.  In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Furthermore, we remind you of the requirement in Item 303 of  Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or  unfavorable impact on your income from operations, liquidity and capital resources and quantify to the extent possible.  For example, on page 131 you disclose that requests for loan documentation packages is an early indicator of a potential claim, you consider the rate of success in appealing claims, etc. Please revise your MD&A in future filings to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties, particularly in situations where you have limited experience dealing with certain counterparties.

CITI B-23

FOIA Confidential Treatment Requested by Citigroup Inc.

The disclosures required by paragraphs 3 to 5 of ASC 450-20-50 apply when there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exists:

a.               An accrual is not made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met

b.              An exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1

Neither of these two conditions exists in estimating our repurchase reserve.  First, we believe that the amount of loss can be reasonably estimated.  That is, similar to the process around the loan loss reserves, the estimate of the repurchase reserve is based on all information available when the financial statements are issued and the loss can be reasonably estimated.  Second, the provisions of paragraph 450-20-30-1 are not applicable, because we book a reserve based on the best estimate.

In our future filings, as applicable and to the extent material, Citigroup will provide disclosure of known trends and uncertainties regarding its repurchase reserve that Citigroup reasonably expects may have a material impact on its results of operations, liquidity or capital resources, in accordance with Item 303 of Regulation S-K.  The following is an example of the type of disclosure we currently intend to provide in our future filings:

“The repurchase reserve is calculated based on various assumptions. These assumptions contain a level of uncertainty and risk that, if different from actual results, could have a material impact on the reserve amounts.  The most significant assumptions used to calculate the reserve levels are as follows:

•                  Loan documentation requests:  Assumptions regarding future expected loan documentation requests exist as a means to predict future repurchase demand trends.  This assumption is based on recent historical trends as well as anecdotal evidence and general industry knowledge around the current repurchase environment.  These factors are considered in the forecast of expected future repurchase claims and changes in these trends could have a positive or negative impact on Citigroup’s repurchase reserve.  During 2009, loan documentation requests were trending higher than in previous periods, which in turn had a negative impact on the repurchase reserve and could continue to have a negative impact on the reserve so long as such requests remain at elevated levels.

•                  Repurchase claims as a percentage of loan documentation requests:  Given that loan documentation requests are an indicator of future repurchase claims, an assumption is made regarding the conversion rate from loan documentation requests to repurchase claims.  This assumption is based on historical performance and, if actual rates differ in the future, it could impact repurchase reserve levels.  This percentage has generally been stable during 2009 and the first quarter of 2010.

•                  Claims appeal success rate:  This assumption represents expected success at rescinding an investor claim by satisfying the investor demand for more information, disputing the

CITI B-24

FOIA Confidential Treatment Requested by Citigroup Inc.

claim validity, etc.  This assumption is based on recent historical successful appeals rates.  These rates could fluctuate, and have historically fluctuated, significantly based on changes in the validity or composition of claims.  During 2009 and the first quarter of 2010, our appeal success rate has improved from levels in recent periods, which had a favorable impact on the repurchase reserve.

•                  Estimated loss given repurchase or make-whole:  The assumption of the estimated loss amount per given repurchase or make-whole is applied separately for each year of sales (sales vintage year) to capture volatile housing prices highs and lows. The assumption is based on actual and expected losses of recent repurchases/make-wholes calculated for each sales vintage year, which are impacted by factors including macroeconomic indicators and overall housing values.  During 2009, the loss per loan on repurchases/make-wholes increased, but Citi has generally observed stabilization in this metric during the first quarter of 2010.

Substantially all of Citi’s current sales are with the government-sponsored entities with which we have considerable historical experience.

Item 11, Executive Compensation

General

13. We are aware or the Federal Reserve’s “horizontal review” of compensation practices at large, complex banking organizations.  Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that the risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

Citigroup confirms to the Staff that we continue to believe that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on Citigroup.

Financial Statements

Note 5, Interest Revenue and Expense, page 149

14. We note that your FDIC deposit insurance fees and charges are included in interest expense on deposits.  Please revise future filings to quantify the amounts related to the

CITI B-25

FOIA Confidential Treatment Requested by Citigroup Inc.

insurance fees paid, either in the table or the footnotes thereto.  If material, please tell us how you concluded that these fees are appropriately classified as interest expense.

In Citigroup’s 1Q Form 10-Q, on page 98 in the note on Interest Revenue and Expense, we added disclosure of the amounts of FDIC premiums accrued.  For the three months ended March 31, 2010 and 2009, the FDIC premiums were $233 million and $299 million (constituting 3.54% and 3.94% of total interest expense), respectively.  In each of the quarters of 2009, 2008 and 2007, the FDIC premiums accrued did not exceed [***] and [***]of total interest expense, after excluding the special FDIC assessment [***] in the second quarter of 2009. Moreover, including FDIC premiums in interest expense reduced Citigroup’s net interest margin by no more than [***] basis points, excluding the special assessment mentioned above. Citigroup does not believe these amounts are material to total interest expense.  We will continue to disclose the amount of FDIC premiums accrued in future filings.

Note 9, Retirement Benefits, page 155

15. We note that you currently have several non contributory defined-benefit pension plans and that you present your non-contributory defined-benefit pension plans on an aggregated basis in your tabular disclosures on pages 155-157.  Please confirm that all plans presented on an aggregated basis have projected and accumulated pension obligations in excess of the fair value of the plan assets. If not, please revise your future filings to provide the disclosures required by ASC 715-20-50-3 for those plans that have accumulated benefit obligations in excess of the fair value of plan assets at the measurement date.

All non-contributory defined benefit pension plans are unfunded, so we confirm for the Staff that all non-contributory plans presented on an aggregated basis have projected and accumulated pension obligations in excess of the fair value of plan assets.

16. As requested in our comment letter dated April 3, 2009, revise future filings to disclose how you define “long-term” as it relates to your expected long-term rate of return on plan assets. Additionally, disclose the actual return on assets during the periods presented.

In response to the Staff’s comment, Citigroup currently anticipates including similar disclosure to the following in its future filings:

“Citigroup considers the expected rate of return to be a long-term assessment of return expectations and does not anticipate changing this assumption annually unless there are significant changes in investment strategy or economic conditions. Citigroup generally defines “long-term” to be at least five years.”

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

CITI B-26

FOIA Confidential Treatment Requested by Citigroup Inc.

Please see page 104 of Citigroup’s 2009 Form 10-K for the disclosure of actual rate of return on U.S. plan assets for 2007-2009:

	2009	2008	2007
Expected rate of return	7.75%	7.75%	8.00%
Actual rate of return (1)	-2.77%	-5.42%	13.2%

(1) Actual rates of return are presented gross of fees.

In addition, the actual returns for the U.S. pension and postretirement plans for the years ended December 31, 2009, 2008 and 2007 of $(495) million, $(737) million and $1,498 million, respectively, are included in the table on page 156 of Citigroup’s 2009 Form 10-K and page 145 of Citigroup’s 2008 Form 10-K.

For the foreign plans, pension and postretirement plan expense for 2009 was reduced by the expected return of $413 million, compared with the actual return of $922 million. Pension and postretirement plan expense for 2008 and 2007 was reduced by the expected returns of $596 million and $580 million, respectively. Actual returns were lower in 2007 and 2008 than the expected returns in those years.

Note 11, Income Taxes, page 166

17. We note your disclosure on page 8 that the Treasury has indicated its intent to sell its holdings in Citigroup in 2010. Given the significance of the Treasury’s holding to your total common stock ownership (27%) please revise your disclosure in future filings to indicate whether you believe this may cause a change in ownership under the internal revenue tax code. If so, please revise to disclose how you concluded that your net deferred tax assets are fully realizable and did not require a valuation allowance.

As disclosed on page 75 of the 1Q 2010 Form 10-Q, Citigroup will not experience an ownership change within the meaning of Section 382 as a result of the sales of its common stock by the U.S. Treasury.

Citigroup supplementally advises the Staff that under IRS Notice 2010-2, which provided further guidance on the application of Section 382 for corporations whose instruments were acquired by the U.S. Treasury under the programs of the Emergency Economic Stabilization Act of 2008, such sales have been treated as made to a new public group whose ownership is not considered to have increased solely as a result of such transactions.

CITI B-27

FOIA Confidential Treatment Requested by Citigroup Inc.

Note 19, Goodwill and Intangible Assets, page 186

18. Please revise your disclosures in future filings to provide an expanded discussion of how you determined that the goodwill in the Local Consumer Lending — Cards reporting unit was not impaired in light of the continuing losses in that unit during 2008 and 2009 and through the first quarter of 2010, the increase in non-performing loans and declining credit quality trends associated with your loan portfolio. Additionally, please address the following in your future disclosures as well as your response letter:

We will revise our future filings to include certain of the information, as noted, in our responses below.

a.               You state that you performed goodwill impairment testing for this reporting unit as of April 1, 2009, July 1, 2009, and November 30, 2009.  Please provide a description of the assumptions used in your valuation models and the source of these assumptions, and whether the assumptions and methodologies used for valuing goodwill in the current year have changed in the testing performed over the course of the year.  Accordingly, identify the impact of any changes, and describe the reasons for such changes.

Citigroup engaged the services of an independent valuation specialist to assist in the valuation of the Local Consumer Lending — Cards (“LCL Cards”) reporting unit using both the income approach and market approach for the valuations performed as of April 1, 2009, July 1, 2009 and November 30, 2009.  The resulting fair values under each method as of each of the testing dates were relatively consistent and appropriate weighting was given to outputs from both methods. To date, in the current year, there has been no goodwill impairment test performed for this reporting unit, but we continue to monitor for triggering events outside of the annual goodwill impairment testing to be performed as of July 1, 2010.

For the LCL Cards valuations performed as of each of the testing dates in 2009, the key assumption used in the market approach is the selected price multiple. The selection of the multiple considers the operating performance and financial condition of the LCL Cards’ operations as compared with those of a group of selected publicly traded guideline companies and a group of selected acquired companies. Among other factors, the level and expected growth in return on tangible equity (“ROTE”) relative to those of the guideline companies and guideline transactions is considered. Since the guideline company prices used are on a minority interest basis, the selection of the multiple considers the guideline acquisition prices which reflect control rights and privileges in arriving at a multiple that reflects an appropriate control premium. The source for all guideline company and acquisition data is SNL Financial’s Data Source and Factset Research Systems.

Under the income approach, the assumptions used as the basis for the model include cash flows for the forecasted period, the assumptions embedded in arriving at an

CITI B-28

FOIA Confidential Treatment Requested by Citigroup Inc.

estimation of the terminal value and the discount rate. The cash flows for the forecasted period are estimated based on management’s most recent projections available as of the testing date, giving consideration to targeted equity capital requirements based on selected public guideline companies for LCL Cards.  In arriving at the terminal value for this reporting unit, the assumptions used as part of the two-stage growth model and the price-to-tangible book value method include a long-term growth rate and a price-to-tangible book multiple based on selected public guideline companies for LCL Cards. The discount rate is based on the reporting unit’s estimated cost of equity capital computed under the capital asset pricing model (“CAPM”). The cost of equity capital for LCL Cards was based on selected public guideline companies in the United States and the Western European (“WE”) region, as this reporting unit contains both regions. The risk-free rate of return input to the CAPM is based on the 20-year U.S. Treasury bond yield and the yield on long-term, local government bonds in the WE region. The beta input to the CAPM, an index of market-related risk, is based on the reported adjusted two-year weekly betas of the respective guideline companies relying on data from Bloomberg. The equity risk premium input to the CAPM is based on a consideration of historical realized returns over the short and long term, estimates of forward-looking premiums, and recently published views and academic studies.

Citigroup will disclose in its future filings the valuation methodology, reasons for any change in methodology and a discussion of the assumptions used.

b.               Specifically tell us the growth rates and discount rates used at each of the testing dates, and explain the reasons for any changes between the dates.

The following table includes the long-term growth rates and discount rates for LCL Cards used at each of the testing dates in 2009:

Testing Dates	Long-term Growth Rate	Discount Rate
April 1, 2009*	[***]	[***]
July 1, 2009	[***]	[***]
November 30, 2009	[***]	[***]

*The April 1, 2009 valuation for LCL Cards was performed by component (U.S. and WE) due to the Citicorp and Citi Holdings reorganization. The discount rate of [***] reflects the value-weighted discount rates of [***] for the U.S. (approximately [***] weight) and [***] for WE (approximately [***] weight). The long-term growth rate of [***] reflects the value-weighted long-term growth rates of [***] for the U.S. and [***] for WE.

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

CITI B-29

FOIA Confidential Treatment Requested by Citigroup Inc.

The discount rates and long-term growth rates used in the analysis remained constant over the eight month period from April 1 to November 30, 2009.

c.               Tell us the cash flows used as a baseline for your model, and tell us how these cash flows compare to the historical cash flows for this reporting unit.

The cash flows for the forecasted period are estimated based on management’s most recent projections available as of the testing date, giving consideration to targeted equity capital requirements based on selected public guideline companies for LCL Cards. Management’s net income projections used as the basis for determining the levered cash flows are as follows for each of the testing dates in 2009:

Net Income Projections — LCL Cards ($ in millions)
Testing Dates	2009	2010	2011	2012
April 1, 2009	[***]	[***]	[***]	[***]
July 1, 2009	[***]	[***]	[***]	[***]
November 30, 2009	[***]	[***]	[***]	[***]

Prior to 2008, the North America retail partner cards business, which comprises approximately [***] of the LCL Cards reporting unit’s cash flows, has performed above the net income level for each of the forecasted years shown above. The forecasts are in line with management’s view of a slow economic recovery with 2012 losses still higher than any historical period prior to 2008.

d.               Describe the degree of uncertainty associated with the key assumptions.  Your disclosure should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

We will disclose in our future filings that the valuation of LCL Cards is particularly dependent upon economic conditions that affect consumer credit risk and behavior. Embedded in the key assumptions underlying the valuation model for this reporting unit is the inherent uncertainty regarding the possibility that economic conditions may deteriorate or other events will occur that will impact the business model for LCL Cards.

The financial performance of LCL Cards is influenced, in part, by economic conditions in the U.S. and the specific performance of the North America retail partner cards business. The projections assume that the U.S. is entering a period of slow economic recovery, with GDP growth of 2%-4% over the next three years,

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

CITI B-30

FOIA Confidential Treatment Requested by Citigroup Inc.

housing prices stabilizing in 2010 and then improving 1%-2% per year thereafter, and the unemployment rate beginning a gradual decline.

Despite somewhat limited economic expansion over the next several years, management currently believes that business performance can improve substantially beginning in 2011 and 2012 versus the results of 2009. These forecasts are based on the effects of merchant and cardholder price increases implemented over the past 24 months, stabilizing capital markets, and significantly lower credit losses resulting from the utilization of enhanced risk management strategies.

We will disclose in our future filings that, while there is inherent uncertainty embedded in the assumptions used in developing management’s forecasts, the Company utilized a discount rate at each testing date that it believes reflects the risk characteristics and uncertainty specific to management’s forecasts and assumptions for the LCL Cards reporting unit.

e.               Provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.  To that extent, we note your disclosure on page 32 that the net impact on Local Consumer Lending revenues for 2010 could be a reduction of $50 to $150 million due to the CARD Act.  Specifically address how you considered that information in your assumptions and analysis as of the testing dates.

Two primary categories of events exist which, if they were to occur, could negatively affect key assumptions used in the valuation of LCL Cards: economic conditions in the U.S. and regulatory actions. Our future filings will address potential events and circumstances that could have a negative effect on key assumptions.

With respect to economic conditions, credit losses are positively correlated with the unemployment rate. Should the unemployment rate in the U.S. rise notably, credit loss assumptions could be materially worse. The potential effect of rising unemployment is somewhat mitigated by the implementation of enhanced risk management strategies over the past two years.

Concerning regulatory actions, the U.S. CARD Act has required retail partner cards (the business) to make numerous cardholder pricing, fee, disclosure and other related changes. Those regulatory changes have been addressed and fully implemented (except as described below) by the business and were captured, based on the then-current information, in the financial assumptions used as the basis for management’s projections used for the November 30, 2009 valuation. Furthermore, in response to the regulatory and broader market challenges, the business executed a series of cardholder pricing, merchant pricing and cost reduction initiatives to mitigate the negative effects, which were also included in the financial assumptions used as the basis for management’s projections used for the November 30, 2009 valuation.

CITI B-31

FOIA Confidential Treatment Requested by Citigroup Inc.

As the Staff may be aware, uncertainty continues to exist around certain additional components of the implementation of the CARD Act which are currently expected to be finalized in August 2010. Pending further guidance from the Federal Reserve Board, management has not yet finalized the financial implications of these future changes. While these items have not been incorporated into the key assumptions embedded in the forecasts used as the basis for the cash flows underlying the valuation models for each of the 2009 testing dates, the discount rate utilized reflects the uncertainty and risk associated with the impact of the implementation of other aspects of the CARD Act in August 2010.

f.                 Describe any other quantitative or qualitative information considered when concluding that your goodwill in the Local Consumer Lending — Cards reporting unit was not impaired.

As stated above, Citigroup engaged the services of an independent valuation specialist to assist in the valuation of LCL Cards at multiple dates throughout 2009 in which the respective results of the first step of the goodwill impairment test at each of the testing dates in 2009 showed no indication of potential impairment. Management also considered the relative consistency of the resulting fair values derived under the two valuation approaches employed (i.e., the income approach and the market approach). The favorable long-term outlook for the business unit indicates that, while existing receivables have reduced values (i.e., net of substantial valuation date loan loss reserves), the goodwill of the unit is supported by the expected increase in earnings in the foreseeable future, as reflected in management’s projections used at each of the testing dates in 2009. The economic and credit market conditions in the U.S. and WE regions that contributed significantly to the unit’s credit losses and narrowed spreads in 2008 and 2009, as well as in the near term, are expected to improve greatly in the foreseeable future in both regions, resulting in what management currently believes will be a return to normal levels of profitability.

Legal Proceedings, page 263

19. We note your disclosures under Item 3 Legal Proceedings regarding the various litigation matters the Company is exposed to.  We also note that in the majority of these situations, you have not disclosed either:

(i) the possible loss or range of loss; or

(ii) a statement that an estimate of the loss cannot be made.

CITI B-32

FOIA Confidential Treatment Requested by Citigroup Inc.

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.  Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter.  Please revise your disclosures beginning in the first quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50.  In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

The Staff’s comment addresses three distinct issues:  (1) disclosure of estimates of potential loss; (2) disclosure of the amount of accruals; and (3) disclosure of potential loss in excess of amounts accrued. We address each of these issues in turn.

(1)          Estimates.  With respect to the first issue, the Staff comments that, with respect to “the majority” of litigation matters described under Item 3, Legal Proceedings, of Citigroup’s 2009 Form 10-K, Citigroup has “not disclosed either (i) the possible loss or range of loss; or (ii) a statement that an estimate of the loss cannot be made.”

The Staff is of course correct that ASC 450 requires disclosure, in certain circumstances, of both “[t]he nature of the contingency” and “[a]n estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.”  [ASC 450-20-50-4]. Citigroup believes, however, that our disclosures are consistent with both the purpose of the standard and the current and long-standing practice of responsible registrants.

First, our disclosures make clear that, as a general matter, we cannot make an estimate of loss with respect to our exposure to material litigation-related loss contingencies.  For example, on page 263 of Citigroup’s 2009 Form 10-K, we state: “In view of the inherent unpredictability of litigation and regulatory matters, particularly where the damages sought are substantial or indeterminate, the investigations or proceedings are in the early stages, or the matters involve novel legal theories or a large number of parties, Citigroup cannot state with certainty the timing or ultimate resolution of litigations and regulatory matters or the eventual loss, fines, penalties or business impact, if any, associated with each pending matter.”  Citigroup does not believe that ASC 450 mandates any specific form of words in “a statement that an estimate of the loss cannot be made,” and we believe that the language quoted in the prior sentence provides investors with clear guidance that an estimate of the possible loss or range of loss typically cannot be made with respect to the material litigation and regulatory matters to which Citigroup is exposed, and cannot be made with respect to those particular matters that are disclosed, unless the disclosure concerning that particular matter states otherwise.

CITI B-33

FOIA Confidential Treatment Requested by Citigroup Inc.

Second, we believe that it would be an exceptional circumstance in which, before the litigation or regulatory proceeding is well advanced, a large registrant such as Citigroup could estimate the possible loss or range of loss in a material matter with a sufficient degree of confidence and reliability to provide meaningful information to investors.  Because of the inherent unpredictability of big-ticket litigation, particularly in the United States where lay juries typically determine both liability and damages, the variance in possible outcomes is frequently so substantial that any such disclosure would be meaningless—e.g., “the possible range of loss is from $0 to $5 billion”—and any attempt to narrow the range would be misleading, in that it would suggest a higher degree of confidence in the estimate than the registrant has in fact.  In no other part of its financial statements or accompanying disclosures is a registrant required to provide quantitative estimates on the basis of conjecture, and we believe that ASC 450 should be construed—and historically has been construed—to require estimates of potential litigation-related contingent losses only when the disclosed matter is sufficiently mature to permit a reliable estimate based on discernable facts and informed judgment rather than speculation about future events.

Third, construction of ASC 450 should take into account, and historically has taken into account, the tension between transparency for investors, on the one hand, and the interest of investors (and other stakeholders) in the registrant’s ability to defend itself in litigation or regulatory disputes, on the other.  Any estimate of potential loss or the range of loss concerning a pending litigation or regulatory matter would necessarily be based on the judgment of the registrant’s counsel.  That judgment is attorney work product and is generally based in significant part on confidential attorney-client information.  Requiring disclosure of estimates at a stage of litigation before the range of potential loss has been defined through the litigation process itself thus would necessarily require disclosure of otherwise privileged information and reveal to the registrant’s adversary the registrant’s confidential assessment of the case based on the information known to it at the time.  Disclosure of this information would advantage the registrant’s adversary to the extreme prejudice of both the registrant and investors in the registrant.

Finally, we note that Citigroup’s disclosure practices in this regard are generally consistent with those of other large financial services registrants as well as registrants in other industries that are subject to a large volume of material litigation.  We believe that existing practice appropriately reflects the balance between the interest in transparency and the interest in a robust defense, discussed above, that should inform construction of ASC 450.  As the Staff is aware, the Financial Accounting Standards Board (“FASB”) circulated an Exposure Draft proposing changes to litigation disclosure requirements in 2008, which received extensive comments from both issuers and users of financial statements, and the FASB has indicated that it will circulate a revised Exposure Draft shortly.  As the Staff is also aware, the International Accounting Standards Board (“IASB”) is also engaged in rulemaking with respect to this issue.  Citigroup believes that dialogue across industries in the context of the FASB and IASB rulemaking processes is a more appropriate forum in which to consider changes to long-standing disclosure practices in this area.

CITI B-34

FOIA Confidential Treatment Requested by Citigroup Inc.

For these reasons, we believe that Citigroup’s existing disclosures satisfy the purpose of ASC 450, are consistent with historical registrant practice, and appropriately address the interests of investors with respect to disclosure of estimates of potential loss.

(2)          Accruals.  With respect to the second issue, the Staff comments that “in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading.”

ASC 450 does not require the disclosure of accruals except when disclosure is “necessary for the financial statements not to be misleading.”  Citigroup does not believe that disclosure of any of its current individual accruals is necessary in order to prevent Citigroup’s financial statements from being misleading. First, an accrual is, by definition, reflected in the financial statements, and therefore it is already, to that extent, disclosed.  Second, if the amount of an accrual were disclosed expressly in connection with discussion of a particular matter or category of matters under Item 3, Legal Proceedings, that disclosure might give investors the misleading impression that a contingency has been fully provided for, when in fact the potential variability in outcome is such that the accrual represents only the low end of a large range, as discussed above.  (See also our discussion below with respect to disclosure of estimated loss exceeding the accrual.)  Third, such disclosure would be highly prejudicial to the registrant, because it would disclose to the registrant’s adversary the financial provision made for the particular matter, which would effectively become the “floor” for any negotiation.

For these reasons, we do not believe that, as a general matter or with respect to any of our currently disclosed matters, circumstances exist that would require disclosure of accruals in connection with the matters described under Item 3, Legal Proceedings,  in order to make Citigroup’s financial statements not misleading. If, however, we were to conclude with respect to a particular matter or group of matters that exceptional circumstances existed making disclosure of accruals necessary in order to make Citigroup’s financial statements not misleading, we would make that disclosure, as we have done in the past.  See, for example, Citigroup’s 2004 Annual Report on Form 10-K, Footnote 28, “Contingencies,” at page 154 (disclosing accrual for legal proceedings related to Enron, WorldCom, research, and IPO allocation issues).

(3)          Estimates of Loss in Excess of Accruals.  With respect to the third issue, the Staff comments that, with respect to matters for which an accrual has been recorded, there has not been “disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter.”

ASC 450-20-50-3 requires “[d]isclosure of the contingency … if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exists:

“a.   An accrual is not made ….

CITI B-35

FOIA Confidential Treatment Requested by Citigroup Inc.

“b.        An exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1.”

As stated above, ASC 450 does not require disclosure of the amount of an accrual, except where necessary to ensure that the financial statements are not misleading.  Where those exceptional circumstances do not exist—and we believe they do not exist with respect to the matters disclosed in Item 3, Legal Proceedings, of Citigroup’s 2009 Form 10-K— the disclosure rules with respect to disclosure of the potential loss in excess of the amount accrued are thus exactly the same as those where there is no accrual.

In this regard we note that there is no inherent inconsistency between, on the one hand, recording an accrual for a matter and, on the other, concluding that an estimate of the potential loss in excess of the amount accrued cannot be made.  Although ASC 450 requires accrual only where “the amount of loss can be reasonably estimated” [ASC 450-20-25-2], that estimate can be within “a range of amounts,” [ASC 450-20-25-4], with the amount accrued reflecting “the minimum amount in the range” unless some other amount is the best estimate of loss, [ASC 450-20-30-1].  In practice, this means that an accrual for a litigation-related contingency, because of the indeterminate amounts typically sought in material litigation, often reflects the judgment of the registrant that the low end of the range is estimable, while the high end is not.  In such an instance, the registrant accrues at the low end of the range when it determines that a loss is probable and a low end (in excess of $0) can be estimated, but the registrant may still be unable to make any reliable estimate of the potential loss or range of loss in excess of the accrual.  In that circumstance, ASC 450 requires only a statement that an estimate of the loss cannot be made, which, as discussed above, is precisely what Citigroup’s disclosures under Item 3, Legal Proceedings, state, in fuller and more descriptive language.

Citigroup’s disclosures also appropriately identify circumstances where this uncertainty concerning potential loss in excess of an accrual does not exist.  We state in Item 3, Legal Proceedings, that “[p]ayments required in settlement agreements described above have been made or are covered by existing litigation reserves,” thus clearly distinguishing those matters in which there is no exposure to loss in excess of the amount accrued (because the settlement has quantified the loss) from those in which such an exposure exists but cannot be estimated.  (See also our disclosure on page 176 of our 1Q 2010 Form 10-Q.)

For the reasons set forth above, we do not believe that there is any deficiency in Citigroup’s disclosure of its potential exposure to loss in excess of amounts accrued.

20. We note your disclosure on page 131 that under your representations and warranties you may be required to repurchase a loan with identified defects as well as indemnify or provide other recourse to the investor or insurer.  Please tell us whether you are aware of any pending or threatened litigation initiated by investors or purchasers of mortgage-backed securities, including but not limited to claims alleging breaches of representations and warranties on the underlying loan sales.  If so, revise your disclosure in future filings to

CITI B-36

FOIA Confidential Treatment Requested by Citigroup Inc.

provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued.

We are not aware of any material pending or threatened litigation against Citigroup initiated by either purchasers of loans or investors in mortgage-backed securities alleging breaches of representations and warranties on the underlying loan sales.  We note also for the Staff that page 263 of our 2009 Form 10-K describes at some length categories of claims asserted against Citigroup “arising from the global financial credit and subprime-mortgage crisis that began in 2007,” including claims asserted by investors “in securities and other investments underwritten, issued or marketed by Citigroup … that have suffered losses as a result of the credit crisis.”  This category is intended to embrace, among other things, claims asserted by investors in mortgage-backed securities underwritten, issued or marketed by Citigroup, whether the claim asserted relates to alleged breaches of representations and warranties on the underlying loan sales or otherwise.  Should we become aware of any material pending or threatened litigation within the scope of the Staff’s comment in future periods, Citigroup will make further disclosure to the extent required under ASC 450-20-50.

*********

In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach

John C. Gerspach
Chief Financial Officer

CITI B-37